Exhibit 99.3

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
PROPOSAL NO. 1: To approve the Amendment of the Company's Articles of Association in the form attached as Annex A to the Proxy Statement (the “Amended Articles”).	FOR	AGAINST	ABSTAIN
	☐	☐	☐
PROPOSAL NO. 2: To approve a proposal to re-elect Mr. Avi Eizenman, the Company’s Active Chairman of the Board of Directors, to the Company’s Board of Directors, and, subject to the approval of the Amended Articles, to hold office as director for a two-year term, commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2024, and until his successor has been duly elected.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐
PROPOSAL NO. 3: To approve a proposal to elect Mr. Ilan Erez, to the Company’s Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2025, and until his successor has been duly elected.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐
PROPOSAL NO. 4:  To approve a proposal to elect Ms. Ayelet Aya Hayak, to the Company’s Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2025, and until her successor has been duly elected.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐
PROPOSAL NO. 5:   To approve the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Company’s Global Share Incentive Plan (2013) (the “Plan”) and in compliance with the Company’s Compensation Policy, which was re-approved by the Company’s shareholders on June 5, 2019 (the “Compensation Policy”), the Compensation Policy Cap (as such term is defined in the Proxy Statement) and the Amended Executive Compensation Policy to Mr. Avi Eizenman, the Company’s Active Chairman of the Board of Directors.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐
PROPOSAL NO. 6: To approve a proposal to approve the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Plan and in compliance with the Compensation Policy, the Compensation Policy Cap and the Amended Executive Compensation Policy to Mr. Yeshayahu (‘Shaike’) Orbach, the Company’s current President and Chief Executive Officer.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐
DO YOU HAVE A "PERSONAL INTEREST" (AS DEFINED BELOW) WITH RESPECT TO THE SUBJECT MATTER OF PROPOSAL 6? (PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO YOU WILL BE DEEMED AS HAVING A PERSONAL INTEREST WITH RESPECT TO PROPOSAL 6 AND YOUR VOTE WILL NOT BE COUNTED FOR THE SPECIAL DISINTERESTED MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSAL 6).
	YES ☐	NO ☐
PROPOSAL NO. 7:  To approve a proposal to approve an increase in the monthly base salary of Mr. Avi Eizenman, the Company’s Active Chairman of the Board of Directors, in compliance with the Compensation Policy and the Amended Executive Compensation Policy.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐
PROPOSAL NO. 8: To approve a proposal to approve an increase in the monthly base salary of Mr. Yeshayahu (‘Shaike’) Orbach, the Company’s current President and Chief Executive Officer, in compliance with the Compensation Policy and the Amended Executive Compensation Policy.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐
DO YOU HAVE A "PERSONAL INTEREST" (AS DEFINED BELOW) WITH RESPECT TO THE SUBJECT MATTER OF PROPOSAL 8? (PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO YOU WILL BE DEEMED AS HAVING A PERSONAL INTEREST WITH RESPECT TO PROPOSAL 8 AND YOUR VOTE WILL NOT BE COUNTED FOR THE SPECIAL DISINTERESTED MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSAL 8).
	YES ☐	NO ☐

PROPOSAL NO. 9: To approve the Compensation Package for Mr. Liron Eizenman, who will be appointed as the Company’s new President and Chief Executive Officer, commencing July 1, 2022.	FOR	AGAINST	ABSTAIN
	☐	☐	☐
DO YOU HAVE A "PERSONAL INTEREST" (AS DEFINED BELOW) WITH RESPECT TO THE SUBJECT MATTER OF PROPOSAL 9? (PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO YOU WILL BE DEEMED AS HAVING A PERSONAL INTEREST WITH RESPECT TO PROPOSAL 9 AND YOUR VOTE WILL NOT BE COUNTED FOR THE SPECIAL DISINTERESTED MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSAL 9).
	YES ☐	NO ☐
PROPOSAL NO. 10:  To approve a proposal to approve the grant of 50,000 options to purchase Ordinary Shares of the Company pursuant to the Plan and in compliance with the Compensation Policy, the Amended Executive Compensation Policy and the Compensation Policy Cap to Mr. Liron Eizenman, upon the commencement of his term as the Company’s new President and Chief Executive Officer, on July 1, 2022.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐
DO YOU HAVE A "PERSONAL INTEREST" (AS DEFINED BELOW) WITH RESPECT TO THE SUBJECT MATTER OF PROPOSAL 10? (PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO YOU WILL BE DEEMED AS HAVING A PERSONAL INTEREST WITH RESPECT TO PROPOSAL 10 AND YOUR VOTE WILL NOT BE COUNTED FOR THE SPECIAL DISINTERESTED MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSAL 10).
	YES ☐	NO ☐
PROPOSAL NO. 11: To approve a proposal to approve the Amended Executive Compensation Policy in the form attached as Annex B in the Proxy Statement (the “Amended Compensation Policy”).	FOR	AGAINST	ABSTAIN
	☐	☐	☐
DO YOU HAVE A "PERSONAL INTEREST" (AS DEFINED BELOW) WITH RESPECT TO THE SUBJECT MATTER OF PROPOSAL 11? (PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO YOU WILL BE DEEMED AS HAVING A PERSONAL INTEREST WITH RESPECT TO PROPOSAL 11 AND YOUR VOTE WILL NOT BE COUNTED FOR THE SPECIAL DISINTERESTED MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSAL 11).
	YES ☐	NO ☐
PROPOSAL NO. 12:  To approve a proposal to approve the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as the independent public accountants of the Company for year ending December 31, 2022, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

______________________________________	______________________________________	_______________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if they have a Personal Interest in connection with Proposals: 6, 8, 9, 10, or 11 (each, a “Personal Interest Proposal”), as a condition for their vote to be counted with respect to the Personal Interest Proposals. If any shareholder casting a vote in connection hereto does not notify us if they have a Personal Interest with respect to a Personal Interest Proposal, they will be deemed as having a Personal Interest with respect to such Personal Interest Proposal and their vote will not be counted for the special disinterested majority required.

For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

SILICOM LTD.

Annual General Meeting of Shareholders to be held on June 7, 2022

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the "Company") hereby appoints Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel on Tuesday June 7, 2022, at 14:00, (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)